HARRIS CORPORATION

GARY L. MCARTHUR	1025 West NASA Boulevard
Senior Vice President, and	Melbourne, FL USA 32919
Chief Financial Officer	phone 1-321-724-3858

www.harris.com

Via Electronic Submission (Correspondence)

December 19, 2012

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harris Corporation
Form 10-K for the fiscal year ended June 29, 2012
Filed August 27, 2012
Form 10-Q for the quarter ended September 28, 2012
Filed October 31, 2012
Response Letter Dated November 29, 2012
File No. 001-03863

Dear Ms. Cvrkel:

Reference is made to your letter dated December 6, 2012 providing further comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) following your original comment letter dated September 20, 2012 and the subsequent response sent on behalf of Harris Corporation (“Harris”) dated November 29, 2012.

For reference purposes, the text of each of the Staff’s comments contained in your December 6, 2012 comment letter (the “Comment Letter”) is set forth below in bold, numbered to correspond to the comment numbers used in the Comment Letter, and followed by our response thereto.

Ms. Linda Cvrkel

U.S. Securities and Exchange Commission

December 19, 2012

Staff Comment:

“Form 10-K for the Year Ended June 29, 2012

  Management’s Discussion and Analysis of Financial Condition and Results of Operations

  Operations Review, page 36

  Discussion of Business Segments

  Government Communications Systems Segment, page 41

1.	We note from your response to our prior comment three that you intend to provide greater detail regarding the reasons for significant changes in operating income and have provided an example of your proposed disclosure. As previously requested, please confirm that as applicable, you will include quantification of the reasons for the changes in operating income.”

Harris Response:

In response to the Staff’s comment, we confirm that as applicable, we will in future filings include quantification of the reasons for significant changes in operating income.

Staff Comment:

“Form 10-Q for the Quarter Ended September 28, 2012

2.	We note your disclosure that based on recent indicators of value during the first quarter of fiscal 2013, including market, financial performance and indications of value from interested parties, you recorded additional non-cash impairment charges for CIS and Broadcast Communications which included a $216.5 million write-down to the goodwill allocated to the Broadcast Communications segment. In light of its significance, please describe for us in greater detail the facts and circumstances surrounding the additional write-down of goodwill recorded during the first quarter of fiscal 2013. Your response should include a discussion of the events and/or significant changes made to the assumptions underlying your updated impairment analysis performed during the most recent quarter; the reasons for such changes; and why management believes it is appropriate to recognize the impairment charge during the first quarter of fiscal 2013 rather than the fourth quarter of fiscal 2012. Please explain why you believe the net assets of the Broadcast Communications segment were appropriately valued at June 29, 2012.”

Ms. Linda Cvrkel

U.S. Securities and Exchange Commission

December 19, 2012

Harris Response:

As of our June 29, 2012 year-end, we wrote down the carrying value of Broadcast Communications (“BCD”) to $461 million, which represented the lower of carrying value ($461 million) or estimated fair value of $490 million less estimated costs to sell of $26.5 million (or $463.5 million). With the assistance of a third-party valuation consultant, we estimated the fair value at that time to be $490 million based on discounted cash flow analysis and an analysis of sale transactions and public company market multiples for companies in markets similar to BCD. This analysis yielded estimated fair values ranging from $487 to $496 million, and included assumptions that reflected expected conditions in the markets BCD operates in. Our analysis was corroborated by a valuation summary prepared by the investment banker we engaged to assist with the sale of BCD and preliminary indications of value from potential purchasers of BCD which we received in early August 2012. Accordingly, we believe the net assets of BCD were appropriately valued at June 29, 2012.

Unexpected changes in facts and circumstances caused us to conclude impairment indicators were present relative to BCD at the conclusion of our first fiscal quarter ended September 28, 2012. As a result of weaker than expected market conditions and general uncertainty in the market surrounding the BCD sale process, BCD unexpectedly reported lower than forecasted revenue, operating income and cash flows for the first quarter of fiscal 2013. BCD’s lower first quarter results and a lower confidence level in BCD’s ability to meet future financial forecasts resulted in lower preliminary bids from interested parties received during the last week of October ranging from $175 to $310 million. Further, we updated our discounted cash flow analysis as of September 28, 2012 by adjusting our assumptions of expected revenues, operating income and cash flows. Specifically, we reduced our revenue projections, increased projected working capital requirements and applied higher discount rates to reflect greater uncertainty surrounding BCD’s current and future expected financial results. As a result of the lower preliminary bids, our updated discounted cash flow analysis and a revised valuation summary prepared by our investment banker, we reduced the carrying value of BCD as of September 28, 2012 to $287.2 million (estimated fair value of $300 million, less estimated selling costs of $12.8 million), resulting in a non-cash impairment charge of $216.5 million.

As previously reported under Item 1.01 in Harris’ Current Report on Form 8-K filed on December 11, 2012, we entered into a definitive Asset Sale Agreement on December 5, 2012 with Gores Broadcast Solutions, Inc., a Delaware corporation (the “Buyer”) that is an affiliate of The Gores Group, LLC, relating to the sale of BCD. The aggregate purchase consideration to be paid by the Buyer for BCD is $225 million, which consists of $160 million in cash at closing, a $15 million subordinated promissory note and an earn-out of up to $50 million based on future performance. As disclosed in Harris’ separate Form 8-K/A filed on December 11, 2012, as a result of entering into the agreement to sell BCD, we expect to incur further estimated impairment charges of $80 to $120 million on a pre-tax basis and $73 to $101 million on an after-tax basis.

Ms. Linda Cvrkel

U.S. Securities and Exchange Commission

December 19, 2012

Harris Acknowledgement:

Harris acknowledges the following:

•	Harris is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Harris may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please call me at (321) 724-3858 or Lewis A. Schwartz, Vice President and Principal Accounting Officer, at (321) 724-3439. Facsimile transmissions may be sent to either of us at (321) 727-9222.

Very truly yours,

/s/ Gary L. McArthur
Gary L. McArthur Senior Vice President and Chief Financial Officer

cc:	Claire Erlanger, U.S. Securities and Exchange Commission
Jean Yu, U.S. Securities and Exchange Commission
Lewis A. Schwartz, Vice President and Principal Accounting Officer, Harris
Corporation